EXHIBIT 12.2

IKON OFFICE SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
(dollars in thousands)

	Fiscal Year Ended September 30
	2002		2001	2000		1999	1998
Earnings
Income (loss) from continuing operations	$40,147		$(79,276)	$(53,483)		$(51,437)	$(140,552)
Add:
Provision for income taxes	12,296		(3,868)	7,388		(7,378)	(33,291)
Fixed charges	90,108		109,202	104,211		103,085	98,544

Earnings, as adjusted (A)	142,551		26,058	58,116		44,270	(75,299)

Fixed charges
Other interest expense including interest on capital leases	54,389		69,373	69,821		71,225	70,668
Estimated interest component of rental expense	35,719		39,829	34,390		31,860	27,876

Total fixed charges (B)	$90,108		$109,202	$104,211		$103,085	$98,544

Ratio of earnings to fixed charges (A) divided by (B)	1.6	(1)	0.2 (2)	0.6	(3)	0.4 (4)	(0.8	)(5)

(1)	Excluding the effect of the reversal of restructuring charges, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 2002 is 1.5.

(2)
Excluding the effect of restructuring and asset impairment charges, reserve adjustments related primarily to the Company’s exit of telephony operations, gain from discontinued operations and a tax reserve adjustment related to the Company’s use of leveraged corporate owned life insurance programs, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 2001 is 0.9.

(3)
Excluding the effect of the gain on sale of investment, extraordinary gain from the early extinguishment of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 2000 is 1.8.

(4)
Excluding the effect of the asset securitization gain and the shareholder litigation settlement charge, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 1999 is 1.4.

(5)
Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges (excluding captive finance subsidiaries) for the fiscal year ended September 30, 1998 is 0.2.